Filed by Evo Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evo Acquisition Corp.

Commission File No.: 001-40029

The following is a transcript of a conference call and webcast conducted at the MicroCap Rodeo 3rd Annual Winter Wonderland Best Ideas Virtual Investor Conference on February 21, 2023, at which Mahesh Niruttan, Chief Executive Officer of 20Cube Logistics Pte. Ltd., and Jason Sausto, Managing Director of Evo Acquisition Corp., participated.

Larry Holub of MZ North America: Good day, ladies and gentlemen. Welcome to the third quarter annual winter wonderland best ideas virtual investor conference. The next presenting company is 20Cube/Evo. If you’d like to ask a question during the webcast, you may do so at any point during the presentation by clicking on the ask question button on the left of your screen. Type your question into the box and hit the send button to submit your questions. I’d now like to turn the floor over to today’s host, Jason Sausto, Managing Director, and Mahesh Niruttan, Founder and Chief Executive Officer. Sirs, the floor is yours.

Jason Sausto of Evo Acquisition Corp.: Thank you. Hello, everyone. My name is Jason Sausto, and I am the Managing Director of Evo Acquisition Corp. We are a SPAC that was floated in February of 2021. In October of last year, we announced the business combination with 20Cube Logistics. As you can see here, it’s an end-to-end software-enabled logistics provider. I’m going to go through the next slides. I suggest that you read these disclosures and disclaimers at your leisure. We’ve got a few pages of these. Evo Acquisition Corporation is a boutique investment firm founded in 2002 by my partner, Michael Lerch. Richard Chisholm is the CEO, and Adrian Brindle is the CFO.

Our financial group basically does a lot of Asia-centric business, but we also have businesses in the United States and Europe. The main businesses that we have in Asia is a broker-dealer in Japan, a hedge fund out of Hong Kong. Last year, we exited a trading platform that we sold to the London Stock Exchange. That was actually based out of Hong Kong. We decided to do a SPAC because we’re the number one in terms of deals type provider in Japan. We thought that an Asia focus SPAC with our expertise there and across, pretty agnostic, across technology and media and retail and manufacturing in different fields would be a good fit for our business. I’m going to the next slide here.

We looked at about 90 companies, we did a deep dive on about 20. We were by far most taken by 20Cube. 20Cube is very interesting because they basically developed a software platform that is a package for the logistics industry. When I say package, I mean what they’ve done is they brought together a very clever end-to-end software platform for freight forwarding with a back end in India, which is a control tower approach as well as a workflow approach. Those three things taken together are very competitive and also very appealing products for customers that are looking to solve some of the most difficult logistics issues that are faced today.

As you know, logistics has been, throughout COVID, a very highly topical and much followed space. It’s a very large space, which we’ll get into in later slides. It’s also a growing space, and the freight forwarding is one of the most critical parts of the logistics field. We like 20Cube because they have a very experienced logistics team that have worked in some of the largest logistics companies in the world, all the way down to their management. They built a software platform because they actually understand technology quite well. We find that the management team is very attractive to us.

As well as when you look at their business, they have a lot of operating leverage because, as I mentioned, that package of those three things, and it’s a very capital efficient business model with a very strong return on capital employed. As well as they’re profitable and have experienced the significant growth in the last couple of years, which we expect to continue.

Finally, I’d just like to mention, before I turn this over to a video, that one of the things that we really were most impressed by is the high level of customers that they have. These are global customers. Usually, they’re working with the country divisions of the customers, but they’re very, very well known and very discerning names. Such as BMW and Siemens and ExxonMobil and others, which you’ll see later on in the presentation. Let’s go to the next slide.

You’re going to have to press play on your computer to watch this video. I’m going to press play here, but I think you have to press it yourself. I will give you a minute and a half or so to watch this video and then I will jump back in with an introduction to Mahesh.

[pause 00:05:13]

Jason: Okay. Hopefully, you were able to view that video. Without further ado, I’d like to introduce you to Mahesh. Take it away.

Mahesh Niruttan of 20Cube Logistics Pte. Ltd.: Thanks, Jason. Slide eight, please. Hi, everybody. I’m Mahesh Niruttan, Founder and CEO of 20Cube. Appreciate your time, and the opportunity to hear our story. This slide gives you a dashboard of who we are and where we are today, our financials. The numbers you are seeing here is the numbers that we delivered in the last financial year. An 8% EBITDA margin, 32% ROC. Our tech platform runs about 5,400 web APIs right now. 600 plus customers, and $163 million in revenue, which was a 73% growth over the previous financial year.

In the bottom right side, you will see some of our top customers, well known brand, as Jason said. BMW, Bosch, in Kia Motors, Glencoe Mitsubishi, the top class customers that we have, which are main part of the 600 customers we serve. As we stand today, what we have achieved is, we have done three things. One is a modern tech platform, which is a collaborative portal. Number two, a centralized operating model, technology enabled operating model, which allows us to deliver attractive financial ratios, and we have built a pool of customers who has a large scope to increase our share of wallet, and we expect that to be a tailwind in our growth story in the coming years.

That’s where we are. We are looking at raising capital for the next round of growth. Machinery has been built, which is cash generative. The company is profitable, it generates free-cash. We are looking for capital to be raised for our revenue growth through the machinery that has been created. Moving to slide 13. Slide 13, please.

[pause 00:09:07]

Jason: You should be on 13 now.

Mahesh: Yes, it’s showing up. Can you see the screen, Jason?

Jason: Yes, I think they can.

Mahesh: This slide shows how our tech platform and our market positioning is differentiated from the rest of the industry players. If you see 20Cube, our focused area is order to delivery. Meaning, when a customer or an importer raises a purchase order, and how does the supply chain work from that order being generated, to the delivery, to the retailer or the wholesaler? Our tech platform is an integrated solution, a proprietary tech platform covering end-to-end in a single database. Therefore, the data that we capture is stored in a single database, and we use that data to remodel our customer supply chain processes, and thereby able to create through economic value.

If you look at the rest of the players, they do operate in a singular space, but their tech platforms are fragmented, and it is multiple modules and they interface them through wrap-arounds. In our case, it’s a single database, single solution. It’s a proprietary tech developed by our tech engineers where we have a team of 75 software engineers who is building this and upgrading this consistently. When you do this, the advantage that it creates is it allows centralization, which is the source of our productivity enhancement.

It gives us an approximately, a 35% productivity advantage over our co-players in the industry, and because extensive data is gathered in the supply chain, we are able to use those data to remodel and create decision dashboards and inventory management processes, lead time management capability, exception management capabilities to our customers, which results in elimination of inefficiencies and remodel our customer supply chain. That’s the source of our rich customer base that we have been able to build, which you will see in a subsequent slide. Moving to slide 15. [silence] Slide 15, Larry?

Jason: Yes, this one.

Mahesh: Okay. Now, this slide is what we are really extremely proud about. This is our source of the tailwind that I spoke about in our next couple of years of growth story. You will see our customer base, all well known brands. These are not medium-sized, small in-country companies, these are global brands. 600 plus customers. Last year, out of our growth, 34 million came from new customers. Our growth plan has two sides to this. One is increased share of volatile from these customers. At the same time, these customers are growing customers. Our growth has two elements there, from this customer base.

At the same time, we keep increasing our customer base year-on-year, adding new customers. That’s how we expect to have the growth coming in in the next couple of years. So far, we have built the machinery, we have built the tech platform, the operating model is proven because the operating model has delivered the financial numbers, high ROC, close to a double digit EBITDA margin, and a rich pool of customers is our foundation for growth. Moving to the [crosstalk].

Jason: Also, rapidly expanding the share of wallet with the current customers, correct?

Mahesh: Yes, absolutely. Absolutely, Jason.

[pause 00:13:55]

Jason: Okay, should be on 20.

Mahesh: Yes. Slide 20 shows our growth strategy. We have bucketed our growth story in three buckets. A scale up. Scale up, meaning you grow your existing trade links, existing revenue sources. You grow them, that scale up. Enhance is, every year we consistently invest in our tech platform that brings in new capabilities to our customers and new sources of value creation to the customers. That will enhance and increase our share of wallet from our existing customer base. Those will enable us to enter new geographies and new trade lanes for our growth.

The third bucket is, we continue to invest. That includes some amount of M&A activity, and entering into new market segments like the large global accounts, global majors, and industry specialization. These are the three pillars of our growth story, founded by our rich existing customer base. Moving to slide 22. [silence] Now, this is our projections that have been published. If you look at FY22 to FY23, we have a moderate revenue growth, but we have a very high EBITDA growth. FY22, we closed with $163 million in revenue, and FY23, we are almost there, at the same level, but if you look at our EBITDA, it’s going from 13 million to 18 million.

What this indicates is, our high ratio of operating leverage, which is again, visible in FY23 to 24 growth, where our revenue is growing to 226 million, and your EBITDA is growing to 23 million. On the FY23 projections, as we stand today very close to the end of the financial year, we are very close to these numbers, and we will be reaching these projections that we put to the market early part of this year. The projections are on track, the company business is on track, and we expect to continue the growth story. Moving to slide 23, please, the next slide.

Jason: I think a key point to mention here is that in the freight forwarding business, the net revenues or gross profit is what you really need to look at. That’s why we see this slow, steady upward growth of EBITDA, whereas revenue growth goes up and down a little bit because it’s a cost-plus model with the freight carrier prices fluctuating greatly with the supply and demand in the market. You’ll see that here on the conversion ratio.

Mahesh: Yes. Thanks, Jason. These are the three major metrics. This is the essence of 20Cube. Our conversion ratio in FY22 was 41% conversion ratio, meaning net revenue or gross margins to EBITDA. Whereas the industry median is about 30%. ROC, we were at 42%, and the industry median was 21%, and EBITDA margin was at 8%, and the industry median was at 7%.

The FY23 year to date numbers, our conversion ratio is actually at 50%, year to date. ROC is slightly above 40%, and our EBITDA margin has crossed the double digit. We are around 10.5%. The model is proven beyond, and we are on the growth path, and that’s exactly why we are listing the company to have access to the capital markets. Moving to slide 27.

Jason: 27? Mahesh?

Mahesh: We’ll move to 27. Sorry, Jason.

Jason: The last one?

Mahesh: Sorry? The last one, yes.

[pause 00:18:52]

Jason: Okay.

Mahesh: In summary, what differentiates 20Cube and what is special or what we founded as a company is the blend in which technology, structure, and people. These are the three pillars, and how we have blended is the one which has created what we are today. Interesting financial ratios, high ROC, a very scalable business model, high ratio of operating leverage, a very capital-efficient business model, and an asset-light business model. That’s what 20Cube is, and now I would open the forum for Q&A.

Jason: I just want to say, before we do that, you can look at the comps in slide 25 and 26, but just at a high level to review the transaction summary. $260 million pre-money, with $20 million to the balance sheet. As you can see here, that represents 339 enterprise value, with a 1.5 times revenue multiple and a 14.5 times EBIDTA multiple. Okay, Mahesh, if you click on the Q&A, you can see the questions here.

Mahesh: Yes. [silence] Okay, the first question. Thank you, it’s a good question. What percentage of the wallet do you estimate to have from existing customers? On a weighted average basis, the current share of wallet, we estimate it is about 10% of the potential business opportunities of the customers operating in our existing geographies. Our ideal benchmark is for 35% of the share of wallet, which we estimate to be around 200 to 300 million, which we should be able to achieve in the next three years, over the next three year period. Great question, Wayne. Thank you for that.

Moving to the next one. Impact of lower container rates to your model. Flexport, a user of your tech or a competitor? The lower freight rate is actually a tailwind for us, because our business is working capital intensive, and the line haul freight element in the order to delivery space is the most commoditized space. Our value creation is not in line haul freight, therefore, lower freight will allow us to have more working capital and throughput more volume and grow the business profitability much faster. We may not grow on revenue, but EBITDA growth, it will facilitate our EBITDA growth.

Flexport is a great company. We don’t consider them as a competitor, but we do consider Flexport as a co-player, trying to-- We both are in the hunt for the digital treasure in the largest expense, if I may call that. They are also digitalizing the supply chain. They are trying to transform the industry. The difference is, Flexport started in the US and tried moving towards eastward. We started in Asia, and now we are in the face of moving westward. Our next growth geography is going to be in the US. Whether we collaborate or compete when we are in the US, is yet to be seen.

Jason: I would add, Mahesh, I think we’re more focused-

Mahesh: [crosstalk]. Thank you.

Jason: Sorry.

Mahesh: Jason, you were saying [crosstalk].

Jason: I was just going to add, I think we’re also most focused on the B2Bs and the SME space, and they’re going after the big guy.

Mahesh: Yes.

Jason: Next question, Mahesh.

Mahesh: Yes, the next question. What’s causing your forecasted revenue to accelerate in 2024? It’s really volume growth. We anticipate, we expect the cash, new capital, to come in this year, early part of 2023. That capital would grow our revenue in two ways. One is increased share of wallet from our existing customers. New geographies, we would definitely be in the US by 2024. New geography growth plus existing customer growth and the three buckets I mentioned. Well, those would be the contributors and drivers of the growth in 2024.

Jason: Yes, if you look at this year, part of the reason why the revenue is smaller than the previous year is because of the great drop in the carrier freight rates. Also, because we’ve had to put on the brakes a little bit in terms of capital, because we haven’t successfully gone through the de-SPAC yet. Once we get through the de-SPAC, actually, we’ll be able to accelerate quite a bit.

I think that’s our time. Thank you, everyone. We appreciate you for joining. It was a pleasure, and please look at our slides that we didn’t get to present today when you have time. Mahesh, thanks a lot.

Mahesh: Yes. Thank you. Thank you, everybody.

Jason: Yes.

Mahesh: Thank you. Thank you, Jason. Thank you, Larry. Thank you all. Bye. Good night.

Larry: Thank you, ladies and gentlemen. That has concluded the 20Cube EVO presentation. You may now disconnect. Please consult the conference agenda for the next presenting company.

[00:25:39] [END OF AUDIO]

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transaction (the “Business Combination”) between Evo Acquisition Corp., a Delaware corporation (“Evo”), and 20Cube Logistics Pte. Ltd., a Singapore private company limited by shares (“20Cube”), contemplated by a Business Combination Agreement, dated October 18, 2022 (as it may be amended or supplemented from time to time, the “Business Combination Agreement”).

Certain statements included in this communication are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of Evo’s and 20Cube’s respective managements and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Evo and 20Cube. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company after the closing of the Business Combination (“Pubco”) or the expected benefits of the Business Combination, if not obtained; the failure to realize the anticipated benefits of the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of Evo prior to the Business Combination, and Pubco following the Business Combination, to maintain (in the case of Evo) and to obtain and maintain (in the case of Pubco) the listing of Evo’s shares prior to the Business Combination, and following the Business Combination, Pubco’s shares on Nasdaq; costs related to the Business Combination; the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the respective stockholders of Evo and 20Cube, the risk that the Business Combination may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a private placement transaction; the outcome of any legal proceedings that may be instituted against Evo or 20Cube related to the Business Combination; the attraction and retention of qualified directors, officers, employees and key personnel of Evo and 20Cube prior to the Business Combination, and Pubco following the Business Combination; the ability of Pubco to compete effectively in a highly competitive market; the ability to protect and enhance 20Cube’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in 20Cube’s industry; the uncertain effects of the COVID-19 pandemic or other public health matters; competition from larger technology companies that have greater resources, technology, relationships and/or expertise; future financial performance of Pubco following the Business Combination, including the ability of future revenues to meet projected annual bookings; the ability of Pubco to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the ability of Pubco to generate sufficient revenue from each of its revenue streams; the ability of Pubco’s patents and patent applications to protect Pubco’s core technologies from competitors; Pubco’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions, advertisements; product sales and/or services; 20Cube’s ability to execute its business plans and strategy; and those factors set forth in documents of Evo or Pubco filed, or to be filed, with the Securities and Exchange Commission (the “SEC”). You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement on Form F-4 and related proxy statement and other documents to be filed by Evo or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Evo nor 20Cube presently know or that Evo or 20Cube currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Evo’s and 20Cube’s current expectations, plans and forecasts of future events and views as of the date of this communication. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Evo and 20Cube described above. Evo and 20Cube anticipate that subsequent events and developments will cause their assessments to change. However, while Evo and 20Cube may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing Evo’s or 20Cube’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Evo, 20Cube and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of Evo common stock in respect of the Business Combination described herein. Information about Evo’s directors and executive officers and their ownership of Evo common stock is set forth in Evo’s filings with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the Business Combination which will be filed by Pubco. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Important Information About the Transactions and Where to Find It

This communication relates to the Business Combination. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Business Combination described herein, Evo and Pubco intend to file relevant materials with the SEC, including a registration statement to be filed by Pubco on Form F-4, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all shareholders of Evo and 20Cube. Evo and Pubco will also file other documents regarding the Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of Evo and 20Cube are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Once available, stockholders will also be able to obtain a copy of the registration statement on Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: EVOJ@mzgroup.us. The preliminary and definitive proxy statement/prospectus, once available, and other materials filed with the SEC, can also be obtained, without charge, at the SEC’s website (www.sec.gov).